April 24, 2019

Niu Yen-Yen
Chief Executive Officer
MU Global Holding Ltd
4/F, No. 30, Nanjing West Road
Datong District
Taipei City, 103 Taiwan, R.O.C.

       Re: MU Global Holding Ltd.
           Registration Statement on Form S-1/A
           Filed on April 19, 2019
           File no. 333-228847

Dear Ms. Yen-Yen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed on April 19, 2019, file no. 333-228847

Convertible Notes, page 24

1.     Although the Form of the Convertible Promissory Note is listed as
Exhibit 99.2, it was not
       included in the filing. Please file the exhibit.
2. We note that your convertible notes are convertible into shares of common stock upon the effectiveness of this registration statement. Clarify whether the underlying shares are being registered for resale on this registration statement. If so, tell us why the sale of the convertible notes should not be integrated with this registered offering under the
       Securities Act of 1933.
 Niu Yen-Yen
FirstName LastNameNiu Yen-Yen
MU Global Holding Ltd
Comapany NameMU Global Holding Ltd
April 24, 2019
Page 24,
April 2 2019 Page 2
FirstName LastName
        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:      Jeffrey DeNunzio